Exhibit 99.1

Medicure Reports Financial Results for the Second Quarter Ended June 30, 2021

WINNIPEG, MB, Aug. 27, 2021 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter ended June 30, 2021.

Quarter Ended June 30, 2021 Highlights:

  Recorded total net revenue from the sale of products of $5.09 million during the second quarter ended June 30, 2021 compared to $2.68 million for the second quarter ended June 30, 2020;
  Recorded total net revenue from the sale of AGGRASTAT® of $2.8 million during the second quarter ended June 30, 2021 compared to $2.6 million for the second quarter ended June 30, 2020;
  Net loss for the second quarter ended June 30, 2021 was $639,000 compared to net income of $19,000 for the second quarter ended June 30, 2020;
  Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA1) for the second quarter ended June 30, 2021 was $158,000 compared to adjusted EBITDA of $263,000 for the second quarter ended June 30, 2020

Financial Results

Net revenues for the three months ended June 30, 2021 were $5.09 million compared to $2.68 million for the three months ended June 30, 2020.  Net revenues from AGGRASTAT® for the three months ended June 30, 2021 were $2.8 million compared to $2.6 million for the three months ended June 30, 2020.  ZYPITAMAG® contributed $403,000 for the three months ended June 30, 2021 compared to $103,000 for the three months ended June 30, 2020. Marley Drug™, which was acquired in December 2020, contributed $1.87 million for the three months ended June 30, 2021. Additionally, sodium nitroprusside (SNP), contributed $22,000, during the three months ended June 30, 2021, compared to $17,000 during the three months ended June 30, 2020.

Net revenues for the six months ended June 30, 2021 were $10.02 million compared to $5.3 million for the six months ended June 30, 2020.  Net revenues from AGGRASTAT® for the six months ended June 30, 2021 were $5.4 million compared to $5.3 million for the six months ended June 30, 2020.  ZYPITAMAG® contributed $564,000 for the six months ended June 30, 2021 compared to $266,000 for the six months ended June 30, 2020. Marley Drug™ contributed $3.97 million for the six months ended June 30, 2021. Additionally, SNP contributed $70,000, during the six months ended June 30, 2021, compared to $48,000 for the six months ended June 30, 2020.

Despite the impact from COVID-19, the volume of AGGRASTAT® sold in Q2 2021 was consistent with demand in Q2 2020. The Company continues to show strong patient market share with AGGRASTAT®, and demand from hospitals, driven by the Company's sales and marketing team. There was an increase in demand for ZYPITAMAG®, which was facilitated by sale through Marley Drug™ and the Company expects growth in ZYPITAMAG® revenues going forward. Marley Drug™ sales remain consistent, and the Company expects growth in sales as marketing is expanded.

Adjusted EBITDA for Q2 2021 was $158,000 compared to $31,000 for Q1 2021 and compared to $263,000 for Q2 2020. The decrease in adjusted EBITDA for Q2 2021 is the result of changes in research and development spending and fluctuating costs as the company works to integrate and optimize the Marley Drug™ operation.

Adjusted EBITDA for the six months ended June 30, 2021 was $189,000 compared to negative $1.02 million for the six months ended June 30, 2020. The improvement in adjusted EBITDA for the six months ended June 30, 2021 is the result rising ZYPITAMAG® sales, reduction of operating costs, and net revenue from the Marley Drug™ acquisition.

Net loss for the three months ended June 30, 2021 was $639,000 or $0.06 per share compared to net income of $19,000 or $0.00 per share for the three months ended June 30, 2020. The change in the net loss for the three months ended June 30, 2021 is the result of changes in research and development spending and fluctuating costs as the company works to integrate and optimize the Marley Drug™ operation.

Net loss for the six months ended June 30, 2021 was $1.688 million or $0.16 per share compared to $1.445 million or $0.13 per share for the six months ended June 30, 2020. The change in the net loss for the six months ended June 30, 2021 is the higher amortization expense as a result of the Marley Drug™ acquisition, partially offset by net revenue from the Marley Drug™ acquisition.

At June 30, 2021, the Company had unrestricted cash totaling $2.46 million down from $2.716 million of unrestricted cash held as of December 31, 2020. Cash flows provided from operating activities for the six months ended June 30, 2021 totaled $682,000 compared to $1.793 million used for the six months ended June 30, 2020

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1)  The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non–cash and other unusual items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three and six months ended June 30, 2021 and 2020 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic:  Medicure's Q2 2021 Results

Call date:  Monday, August 30, 2021

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free:  1 (888) 664-6392

Passcode:  not required

Webcast:    This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event on the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley Drug"), a pharmacy located in North Carolina that offers an Extended Supply mail order drug program serving 49 of 50 states, Washington D.C. and Puerto Rico. Marley Drug™ is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
	Note	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents		$ 2,460	$ 2,716
Restricted Cash		1,000	1,394
Accounts receivable	3 & 8	5,356	5,253
Inventories	4	4,591	5,139
Prepaid expenses		968	1,174
Total current assets		14,375	15,676
Non–current assets:
Property, plant and equipment		1,599	1,640
Intangible assets	5	11,902	13,596
Goodwill		2,907	2,986
Other assets		143	156
Total non–current assets		16,551	18,378
Total assets		$ 30,926	$ 34,054
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$ 6,836	$ 6,979
Current portion of royalty obligation	6	281	362
Current portion of acquisition payable	5	620	637
Holdback Payable	12	1,111	1,876
Current Portion of Contingent Consideration	12	1,989	1,925
Income taxes payable		160	164
Current portion of lease obligation		366	367
Total current liabilities		11,363	12,310
Non–current liabilities
Royalty obligation	6	206	335
Acquisition payable	5	1,156	1,132
Contingent Consideration	12	53	51
Lease obligation		928	1,080
Total non–current liabilities		2,343	2,598
Total liabilities		13,706	14,908
Equity:
Share capital	7(b)	80,915	80,917
Contributed surplus		10,394	10,294
Accumulated other comprehensive income		(6,833)	(6,497)
Deficit		(67,256)	(65,568)
Total Equity		17,220	19,146
Total liabilities and equity		$ 30,926	$ 34,054
Commitments and contingencies	9(a) & 9(d)

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive Loss (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
	Note	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020

Revenue, net		$ 5,086	$ 2,676	$ 10,022	$ 5,686
Cost of goods sold	4 & 5	2,047	1,476	3,974	3,018
Gross profit		3,039	1,200	6,048	2,668

Expenses
Selling	8	2,535	971	5,303	3,040
General and administrative	8	571	770	1,156	1,570
Research and development	8	705	98	1,286	956
		3,811	1,839	7,745	5,566

Other Income:
Recovery of expenses	9(b)	(491)	-	(491)	-

Finance (income) costs:
Finance (income) expense, net		117	(380)	238	(307)
Foreign exchange (gain) loss, net		172	(278)	175	(1,146)
		(202)	(658)	(78)	(1,453)
Net (loss) income before income taxes		$ (570)	$ 19	$ (1,619)	$ (1,445)
Income tax (recovery) expense
Current		69	-	69	-
Net (loss) income		$ (639)	$ 19	$ (1,688)	$ (1,445)
Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries		(100)	(1,258)	(336)	233
Other comprehensive income (loss), net of tax		(100)	(1,258)	(336)	233
Comprehensive loss		$ (739)	$ (1,239)	$ (2,024)	$ (1,212)

(Loss) earnings per share
Basic	7(d)	$ (0.06)	$ -	$ (0.16)	$ (0.13)
Diluted	7(d)	$ (0.06)	$ -	$ (0.16)	$ (0.13)

Condensed Consolidated Interim Statements of Cash Flows (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
For the six months ended June 30	Note	2021	2020
Cash (used in) provided by:
Operating activities:
Net loss for the period		$ (1,688)	$ (1,445)
Adjustments for:
Amortization of property, plant and equipment		187	149
Amortization of intangible assets	5	1,575	1,236
Share–based compensation	8(c)	100	174
Write-down of inventories	4	-	311
Finance income, net		238	307
Unrealized foreign exchange (gain) loss		(34)	(842)
Change in the following:
Accounts receivable		(92)	2,400
Inventories		548	(1,092)
Prepaid expenses		206	903
Accounts payable and accrued liabilities		(143)	(3,599)
Interest received, net		(15)	31
Royalties paid	6	(200)	(326)
Cash flows (used in) from operating activities		682	(1,793)
Investing activities:
Acquisition of property, plant and equipment		(161)	-
Acquisition of intangible assets	5	(232)	-
Cash flows used in investing activities		(393)	-
Financing activities:
Purchase of common shares under normal course issuer bid	8(b)	(2)	(154)
Repayment of lease liability		(171)	-
Payment of Holdback	12	(372)	-
Cash flows used in financing activities		(545)	(154)
Foreign exchange gain (loss) on cash held in foreign currency		-	230
(Decrease) increase in cash and cash equivalents		(256)	(1,717)
Cash and cash equivalents, beginning of period		2,716	12,965
Cash and cash equivalents, end of period		2,460	$ 11,248

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2021/27/c0331.html

%CIK: 0001133519

For further information: David Gurvey, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 27-AUG-21